Exhibit 12
Chesapeake Utilities Corporation
Ratio of Earnings to Fixed Charges

For the Years Ended December 31,	2010	2009 (a)	2008	2007	2006
(in thousands, except ratio of earnings to fixed charges)

Income from continuing operations	$26,056	$15,897	$13,607	$13,218	$10,748
Add:
Income taxes	16,923	10,918	8,817	8,597	6,999
Portion of rents representative of interest factor	356	333	294	245	227
Interest on indebtedness	9,090	7,042	6,110	6,539	5,722
Amortization of debt discount and expense	55	43	47	51	52

Earnings as adjusted	$52,480	$34,233	$28,875	$28,650	$23,748

Fixed Charges
Portion of rents representative of interest factor	$356	$333	$294	$245	$227
Interest on indebtedness	9,090	7,042	6,110	6,539	5,722
Amortization of debt discount and expense	55	43	47	51	52

Fixed Charges	$9,501	$7,418	$6,451	$6,835	$6,001

Ratio of Earnings to Fixed Charges	5.52	4.61	4.48	4.19	3.96

(a)	Includes the results from the merger with Florida Public Utilities Company, which became effective on October 28, 2009.